June 4th 2009

VIA EDGAR SUBMISSION

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  PowerShares Exchange-Traded Fund Trust, File No. 811-21265
     PowerShares Exchange-Traded Fund Trust II, File No. 811-21977
     PowerShares Actively Managed Exchange-Traded Fund Trust, File No. 811-22148 PowerShares India Exchange-Traded Fund Trust, File No. 811-22147

Gentlemen:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the "Act") are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies:

     1. A copy of the Investment Company Blanket Bond with attached riders pertaining thereto;

     2.   A copy of the Resolution to the Consideration of the Fidelity Bond;

     3. A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond;

     4.   A statement as to the period for which premium have been paid; and

     5. A copy of the Agreement Regarding Allocation of Recoveries Under Joint Insured Bond.

If you should need any additional information, please contact me at
(630)868-7117.

Sincerely,


Bruce Duncan
Officer of the Trust
Invesco PowerShares Capital Management LLC

CC: Kevin R. Gustafson

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP

                                  1401 H St. NW
                              Washington, DC 20005

                         INVESTMENT COMPANY BLANKET BOND

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP
                                  1401 H St. NW
                              Washington, DC 20005

                                  DECLARATIONS

                                     NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ITEM 1. Name of Insured (the "Insured")                              Bond Number
        POWERSHARES EXCHANGE-TRADED FUND TRUST                         07722109B

Principal Office: 301 W. Roosevelt Road   Mailing Address: 301 W. Roosevelt Road
           Wheaton, IL 60187                         Wheaton, IL 60187

ITEM 2. Bond Period: from 12:01 a.m. on May 1, 2009 , to 12:01 a.m. on May 1, 2010 or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

ITEM 3. Limit of Liability (Subject to Sections 9, 10 and 12 hereof):

                                                        LIMIT OF      DEDUCTIBLE
                                                       LIABILITY        AMOUNT
                                                      -----------   -------------
Insuring Agreement A FIDELITY                         $10,000,000   Not Applicale
Insuring Agreement B AUDIT EXPENSE                    $   100,000        $  5,000
Insuring Agreement C ON PREMISES                      $10,000,000        $100,000
Insuring Agreement D IN TRANSIT                       $10,000,000        $100,000
Insuring Agreement E FORGERY OR ALTERATION            $10,000,000        $100,000
Insuring Agreement F SECURITIES                       $10,000,000        $100,000
Insuring Agreement G COUNTERFEIT CURRENCY             $10,000,000        $100,000
Insuring Agreement H UNCOLLECTIBLE ITEMS OF DEPOSIT   $   100,000        $  5,000
Insuring Agreement I PHONE/ELECTRONIC TRANSACTIONS    Not Covered     Not Covered

If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J COMPUTER SECURITY                $10,000,000        $100,000

ITEM 4. Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

ITEM 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6

and of all Riders applicable to this Bond issued during the Bond Period.

                                        By: /S/ John T. Mulligan
                                            ------------------------------------
                                            Authorized Representative

Bond (1/09)

                         INVESTMENT COMPANY BLANKET BOND

                                     NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

                               INSURING AGREEMENTS

A.   FIDELITY

     Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.   AUDIT EXPENSE

     Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.   ON PREMISES

     Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured's offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.   IN TRANSIT

     Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.   FORGERY OR ALTERATION

     Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of

     Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.   SECURITIES

     Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.   COUNTERFEIT CURRENCY

     Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.   UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

          (1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

          (2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

     PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

     This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.   PHONE/ELECTRONIC TRANSACTIONS

     Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

     (1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

     (2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

     (3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

     PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

     EXCLUDING loss resulting from:

     (1)  the failure to pay for shares attempted to be purchased; or

     (2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

     (3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

     (4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

     (5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

     (6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

     (7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

     This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".

                               GENERAL AGREEMENTS

A.   ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

     1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

     2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.   WARRANTY

     No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.   COURT COSTS AND ATTORNEYS' FEES

     The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

     1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

     2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

     The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

     If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.   INTERPRETATION

     This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term "loss" as used herein shall include an Insured's legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

             THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
               AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                     PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this
Section:

A. "ALTERATION" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B. "APPLICATION" means the Insured's application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C. "COMPUTER SYSTEM" means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D. "COUNTERFEIT" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E. "DEDUCTIBLE AMOUNT" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F. "DEPOSITORY" means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G. "DISHONEST OR FRAUDULENT ACT" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H. "ELECTRONIC TRANSMISSION" means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.   "EMPLOYEE" means:

     (1) each officer, director, trustee, partner or employee of the Insured, and

     (2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

     (3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

     (4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

     (5)  each officer, director, trustee, partner or employee of

          (a)  an investment adviser,

          (b)  an underwriter (distributor),

          (c)  a transfer agent or shareholder accounting recordkeeper, or

          (d) an administrator authorized by written agreement to keep financial and/or other required records,

          for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or
          (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or
          (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator
          (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

     (6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

     (7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

     (8)  each officer, partner or employee of

          (a)  any Depository or Exchange,

          (b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

          (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

          while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

     (9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

     Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

     Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J. "EXCHANGE" means any national securities exchange registered under the Securities Exchange Act of 1934.

K. "FORGERY" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

L.   "ITEMS OF DEPOSIT" means one or more checks or drafts.

M. "INVESTMENT COMPANY" or "FUND" means an investment company registered under the Investment Company Act of 1940.

N. "LIMIT OF LIABILITY" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in
     Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O. "MYSTERIOUS DISAPPEARANCE" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P. "NON-FUND" means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q. "PHONE/ELECTRONIC TRANSACTION SECURITY PROCEDURES" means security procedures for Phone/ Electronic Transactions as provided in writing to the Underwriter.

R. "PHONE/ELECTRONIC TRANSACTION" means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S. "PROPERTY" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T. "SECURITIES" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U. "SECURITY COMPANY" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V. "SELF REGULATORY ORGANIZATION" means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W. "SHAREHOLDER OF RECORD" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.   "SINGLE LOSS" means:

     (1) all loss resulting from any one actual or attempted Theft committed by one person, or

     (2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

     (3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

     (4)  all expenses incurred with respect to any one audit or examination, or

     (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

     All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

     All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y. "TELEFACSIMILE" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z. "THEFT" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F. Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

     (1) to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

     (2)  to do damage to the premises or Property of the Insured,

     unless such loss is otherwise covered under Insuring Agreement A.

J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L. Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O. Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

     Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

     Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

     This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

     See also General Agreement C (Court Costs and Attorneys' Fees).

     The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

     The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

     Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

     For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

     (1)  becomes aware of facts, or

     (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

     which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

     For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

     (1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

     (2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses
          (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

     (3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

     The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

     If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

     If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

     The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or
     (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

     Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

     The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

     No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

     The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

     The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

     This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or
     (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

     Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

     Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

     For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

     This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

     At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve
     (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

     Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

     The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

     The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

     For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the

     Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

     This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

     If more than one entity is named as the Insured:

     A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

     B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

     C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

     D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

     E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

     F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

     Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

     A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

     B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

     C.   the total number of outstanding voting securities.

     As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

     This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 1

INSURED                                                              BOND NUMBER
-------                                                              -----------
POWERSHARES EXCHANGE-TRADED FUND TRUST                               07722109B

EFFECTIVE DATE            BOND PERIOD         AUTHORIZED REPRESENTATIVE
--------------   --------------------------   -------------------------


MAY 1, 2009      MAY 1, 2009 TO MAY 1, 2010   /S/ JOHN T. MULLIGAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

     PowerShares Exchange-Traded Fund Trust, a series fund consisting of:

          -    PowerShares Aerospace & Defense Portfolio

          -    PowerShares Buyback Achievers(TM) Portfolio

          -    PowerShares Catholic 150 Portfolio

          -    PowerShares Cleantech(TM) Portfolio

          -    PowerShares Dividend Achievers(TM) Portfolio

          -    PowerShares DJIA BuyWrite Portfolio

          -    PowerShares DWA Technical Leaders Portfolio

          -    PowerShares Dynamic Aggressive Growth Portfolio

          -    PowerShares Dynamic Banking Portfolio

          -    PowerShares Dynamic Basic Materials Sector Portfolio

          -    PowerShares Dynamic Biotechnology & Genome Portfolio

          -    PowerShares Dynamic Building & Construction Portfolio

          -    PowerShares Dynamic Consumer Discretionary Sector Portfolio

          -    PowerShares Dynamic Consumer Staples Sector Portfolio

          -    PowerShares Dynamic Deep Value Portfolio

          -    PowerShares Dynamic Dividend Portfolio

          -    PowerShares Dynamic Energy Exploration & Production Portfolio

          -    PowerShares Dynamic Energy Sector Portfolio

          -    PowerShares Dynamic Financial Sector Portfolio

          -    PowerShares Dynamic Food & Beverage Portfolio

          -    PowerShares Dynamic Hardware & Consumer Electronics Portfolio

          -    PowerShares Dynamic Healthcare Sector Portfolio

          -    PowerShares Dynamic Healthcare Services Portfolio

          -    PowerShares Dynamic Industrials Sector Portfolio

          -    PowerShares Dynamic Insurance Portfolio

          -    PowerShares Dynamic Large Cap Growth Portfolio

          -    PowerShares Dynamic Large Cap Portfolio

          -    PowerShares Dynamic Large Cap Value Portfolio

          -    PowerShares Dynamic Leisure and Entertainment Portfolio

          -    PowerShares Dynamic MagniQuant Portfolio

          -    PowerShares Dynamic Market Portfolio

          -    PowerShares Dynamic Media Portfolio

          -    PowerShares Dynamic Mid Cap Growth Portfolio

          -    PowerShares Dynamic Mid Cap Portfolio

          -    PowerShares Dynamic Mid Cap Value Portfolio

          -    PowerShares Dynamic Networking Portfolio

          -    PowerShares Dynamic Oil & Gas Services Portfolio

          -    PowerShares Dynamic OTC Portfolio

          -    PowerShares Dynamic Pharmaceuticals Portfolio

          -    PowerShares Dynamic Retail Portfolio

          -    PowerShares Dynamic Semiconductors Portfolio

          -    PowerShares Dynamic Small Cap Growth Portfolio

          -    PowerShares Dynamic Small Cap Portfolio

          -    PowerShares Dynamic Small Cap Value Portfolio

          -    PowerShares Dynamic Software Portfolio

          -    PowerShares Dynamic Technology Sector Portfolio

          -    PowerShares Dynamic Telecommunications & Wireless Portfolio

          -    PowerShares Dynamic Utilities Portfolio

          -    PowerShares Evangelical 150 Portfolio

          -    PowerShares Financial Preferred Portfolio

          -    PowerShares FTSE NASDAQ Small Cap Portfolio

          -    PowerShares FTSE RAFI Basic Materials Sector Portfolio

          -    PowerShares FTSE RAFI Consumer Goods Sector Portfolio

          -    PowerShares FTSE RAFI Consumer Services Sector Portfolio

          -    PowerShares FTSE RAFI Energy Sector Portfolio

          -    PowerShares FTSE RAFI Financials Sector Portfolio

          -    PowerShares FTSE RAFI Health Care Sector Portfolio

          -    PowerShares FTSE RAFI Industrials Sector Portfolio

          -    PowerShares FTSE RAFI Telecommunications & Technology Sector
               Portfolio

          -    PowerShares FTSE RAFI US 1000 Portfolio

          -    PowerShares FTSE RAFI US 1500 Small-Mid Portfolio

          -    PowerShares FTSE RAFI Utilities Sector Portfolio

          -    PowerShares Golden Dragon Halter USX China Portfolio

          -    PowerShares High Growth Rate Dividend Achievers(TM) Portfolio

          -    PowerShares High Yield Equity Dividend Achievers(TM) Portfolio

          -    PowerShares International Dividend Achievers(TM) Portfolio

          -    PowerShares Listed Private Equity Portfolio

          -    PowerShares Lux Nanotech Portfolio

          -    PowerShares NASDAQ Financial-100 Portfolio

          -    PowerShares NASDAQ Internet Portfolio

          -    PowerShares NASDAQ Transportation Portfolio

          -    PowerShares NASDAQ-100 BuyWrite Portfolio

          -    PowerShares NXQ Portfolio

          -    PowerShares S&P 500 BuyWrite Portfolio

          -    PowerShares S&P US Stars Portfolio

          -    PowerShares Security Portfolio

          -    PowerShares Value Line Industry Rotation Portfolio

          -    PowerShares Value Line Timeliness(TM) Select Portfolio

          -    PowerShares Water Resources Portfolio

          -    PowerShares WilderHill Clean Energy Portfolio

          -    PowerShares WilderHill Progressive Energy Portfolio

          -    PowerShares Zacks Micro Cap Portfolio

          -    PowerShares Zacks Small Cap Portfolio

     PowerShares Exchange-Traded Fund Trust II, a series fund consisting of:

          -    PowerShares Aggregate Bond Portfolio

          -    PowerShares Asia-Pacific Water Portfolio

          -    PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio

          -    PowerShares Autonomic Balanced NFA Global Asset Portfolio

          -    PowerShares Autonomic Growth NFA Global Asset Portfolio

          -    PowerShares Developed Markets Infrastructure Portfolio

          -    PowerShares DJ Global Exchanges Portfolio

          -    PowerShares DWA Developed Markets Technical Leaders Portfolio

          -    PowerShares DWA Emerging Markets Technical Leaders Portfolio

          -    PowerShares DWA Relative Strength Portfolio

          -    PowerShares Dynamic Asia Pacific Portfolio

          -    PowerShares Dynamic Australia Portfolio

          -    PowerShares Dynamic Canada Portfolio

          -    PowerShares Dynamic Developed International Growth Portfolio

          -    PowerShares Dynamic Developed International Opportunities
               Portfolio

          -    PowerShares Dynamic Developed International Value Portfolio

          -    PowerShares Dynamic Emerging Markets Portfolio

          -    PowerShares Dynamic Europe Portfolio

          -    PowerShares Dynamic France Portfolio

          -    PowerShares Dynamic Germany Portfolio

          -    PowerShares Dynamic Japan Portfolio

          -    PowerShares Dynamic UK Portfolio

          -    PowerShares Emerging Markets Infrastructure Portfolio

          -    PowerShares Emerging Markets Sovereign Debt Portfolio

          -    PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

          -    PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

          -    PowerShares FTSE RAFI Australia Portfolio

          -    PowerShares FTSE RAFI Brazil Portfolio

          -    PowerShares FTSE RAFI Canada Portfolio

          -    PowerShares FTSE RAFI China Portfolio

          -    PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

          -    PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid
               Portfolio

          -    PowerShares FTSE RAFI Emerging Markets Portfolio

          -    PowerShares FTSE RAFI Europe Portfolio

          -    PowerShares FTSE RAFI Europe Small-Mid Portfolio

          -    PowerShares FTSE RAFI France Portfolio

          -    PowerShares FTSE RAFI Germany Portfolio

          -    PowerShares FTSE RAFI Hong Kong Portfolio

          -    PowerShares FTSE RAFI International Real Estate Portfolio

          -    PowerShares FTSE RAFI Japan Portfolio

          -    PowerShares FTSE RAFI Latin America Portfolio

          -    PowerShares FTSE RAFI Mexico Portfolio

          -    PowerShares FTSE RAFI QQQF Portfolio

          -    PowerShares FTSE RAFI South Africa Portfolio

          -    PowerShares FTSE RAFI South Korea Portfolio

          -    PowerShares FTSE RAFI Taiwan Portfolio

          -    PowerShares FTSE RAFI United Kingdom Portfolio

          -    PowerShares Global Agriculture Portfolio

          -    PowerShares Global Biotech Portfolio

          -    PowerShares Global Clean Energy Portfolio

          -    PowerShares Global Coal Portfolio

          -    PowerShares Global Gold and Precious Metals Portfolio

          -    PowerShares Global Nuclear Energy Portfolio

          -    PowerShares Global Progressive Transportation Portfolio

          -    PowerShares Global Steel Portfolio

          -    PowerShares Global Water Portfolio

          -    PowerShares Global Wind Energy Portfolio

          -    PowerShares High Yield Corporate Bond Portfolio

          -    PowerShares Insured California Municipal Bond Portfolio

          -    PowerShares Insured National Municipal Bond Portfolio

          -    PowerShares Insured New York Municipal Bond Portfolio

          -    PowerShares International Listed Private Equity Portfolio

          -    PowerShares Investment Grade Corporate Bond Portfolio

          -    PowerShares Ireland Portfolio

          -    PowerShares MENA Frontier Countries Portfolio

          -    PowerShares National Municipal Bond Portfolio

          -    PowerShares Preferred Portfolio

          -    PowerShares S&P European Stars Portfolio

          -    PowerShares Space and Satellite Portfolio

          -    PowerShares VRDO Tax-Free Weekly Portfolio

          -    PowerShares 1-5 Laddered Treasury Portfolio

          -    PowerShares 1-10 Laddered Treasury Portfolio

          -    PowerShares 1-20 Laddered Treasury Portfolio

          -    PowerShares 1-30 Laddered Treasury Portfolio

     PowerShares Actively Managed Exchange-Traded Fund Trust, a series fund consisting of:

          -    PowerShares Active Alpha Multi-Cap Fund

          -    PowerShares Active AlphaQ Fund

          -    PowerShares Active Dorsey Write Sector Rotation Fund

          -    PowerShares Active Premia Plus Fund

          -    PowerShares Active Low Duration Fund

          -    PowerShares Active Mega Cap Fund

          -    PowerShares Active U.S. Real Estate Fund

          -    PowerShares Alt-A Non-Agency RMBS Opportunity Fund

          -    PowerShares Prime Non-Agency RMBS Opportunity Fund

     PowerShares India Exchange-Traded Fund Trust, a series fund consisting of:

          -    PowerShares India Portfolio

     PowerShares Mauritius

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                 RN1.0-00 (1/02)

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 2

INSURED                                                              BOND NUMBER
-------                                                              -----------
POWERSHARES EXCHANGE-TRADED FUND TRUST                               07722109B

EFFECTIVE DATE           BOND PERIOD          AUTHORIZED REPRESENTATIVE
--------------   --------------------------   -------------------------


MAY 1, 2009      MAY 1, 2009 TO MAY 1, 2010   /S/ JOHN T. MULLIGAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

     J.   COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

     1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

          a. "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

          b. "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

               (1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

               (2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

               (3)  causes (x) Property to be transferred, paid or delivered; or
                    (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

          c. "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

          d. "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

          e. "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

          f. "User Identification" means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

     2. Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

          a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

          b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

          c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

          d. Any loss resulting from a Computer Fraud committed by or in collusion with:

               (1)  any Authorized User (whether a natural person or an entity);
                    or

               (2) in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; or

               (3)  in the case of any Authorized User who is a natural person,
                    (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or
                    (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

          and

     e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

     f. Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

     g. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

     h. Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

It is further understood and agreed that notwithstanding Section 9, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses under this Insuring Agreement shall be an aggregate of $10,000,000 for the Bond Period, irrespective of the total amount of any such loss or losses.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

     (a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

     (b)  immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                               RN19.0-04 (12/03)

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 3

INSURED                                                              BOND NUMBER
-------                                                              -----------
POWERSHARES EXCHANGE-TRADED FUND TRUST                               07722109B

EFFECTIVE DATE           BOND PERIOD          AUTHORIZED REPRESENTATIVE
--------------   --------------------------   -------------------------


MAY 1, 2009      MAY 1, 2009 TO MAY 1, 2010   /S/ JOHN T. MULLIGAN

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "INSURED LOSSES" resulting from certified "ACTS OF TERRORISM." (Each of these BOLDED TERMS is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "ACTS OF TERRORISM" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "INSURED LOSSES" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "ACTS OF TERRORISM." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "ACTS OF TERRORISM" is one percent (1%).

                                                                RN53.0-01 (7/06)

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 4

INSURED                                                              BOND NUMBER
-------                                                              -----------
POWERSHARES EXCHANGE-TRADED FUND TRUST                               07722109B

EFFECTIVE DATE           BOND PERIOD          AUTHORIZED REPRESENTATIVE
--------------   --------------------------   -------------------------


MAY 1, 2009      MAY 1, 2009 TO MAY 1, 2010   /S/ JOHN T. MULLIGAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter within fifteen (15) days after the end of each calendar quarter, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted. Following the end of a calendar quarter, any Newly Created Investment Company or portfolio created within the preceding calendar quarter will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

For purposes of this Rider, "Newly Created Investment Company or portfolio" shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one calendar quarter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                               RN33.0-00 (10/08)

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 5

INSURED                                                              BOND NUMBER
-------                                                              -----------
POWERSHARES EXCHANGE-TRADED FUND TRUST                               07722109B

EFFECTIVE DATE           BOND PERIOD          AUTHORIZED REPRESENTATIVE
--------------   --------------------------   -------------------------


MAY 1, 2009      MAY 1, 2009 TO MAY 1, 2010   /S/ JOHN T. MULLIGAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.G shall be amended to read as follows:

     "Dishonest or Fraudulent Act" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                          RNM14.1-00-722 (10/04)

                          ICI MUTUAL INSURANCE COMPANY,
                             A RISK RETENTION GROUP

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 6

INSURED                                                              BOND NUMBER
-------                                                              -----------
POWERSHARES EXCHANGE-TRADED FUND TRUST                               07722109B

EFFECTIVE DATE           BOND PERIOD          AUTHORIZED REPRESENTATIVE
--------------   --------------------------   -------------------------


MAY 1, 2009      MAY 1, 2009 TO MAY 1, 2010   /S/ JOHN T. MULLIGAN

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no action involving any Foreign Entity as a party, or otherwise relating to any Foreign Entity may be brought against the Underwriter anywhere other than in a court within the State of Vermont in the United States of America. In the case of any such action, this Bond shall be governed by and construed and enforced only in accordance with (1) the internal laws of the State of Vermont (without reference to choice of law doctrine applicable in such state); and (2) the English text as it appears in this Bond.

It is further understood and agreed that as used in Insuring Agreement E., Forgery or Alteration, Sections 1.I(5), 2.E, and 2.O of this Bond only, the term "Fund" or "Investment Company," shall be deemed to include the Foreign Funds.

It is further understood and agreed that as used in Insuring Agreement B., Audit Expense, Insuring Agreement F., Securities and Section 2.E of this Bond only, the term "Self Regulatory Organization" shall be deemed to include any association or organization of investment advisers or securities dealers registered or authorized under the securities laws of any government or any securities exchange registered with any government.

It is further understood and agreed that notwithstanding, Section 17 or any other provision of this Bond, this Bond shall terminate immediately as to any Foreign Entity without prior notice to such Foreign Entity:

     (1) if there is a change in control (as defined in Section 17 of this Bond) of such Foreign Entity by transfer of its outstanding voting securities or otherwise, or

     (2) if such Foreign Entity shall merge or consolidate with an entity such that the Foreign Entity is the surviving entity, or purchase or otherwise acquire any other entity or substantially all the assets of another entity, or acquire or create a subsidiary or separate investment portfolio, unless, prior to such change in control, or merger or consolidation, or purchase, or acquisition or creation, respectively ("Event"), the Foreign Entity notifies the Underwriter in writing of the impending Event and the Underwriter, in its sole discretion, determines to continue the Bond upon such terms and conditions as the Underwriter may deem appropriate.

As used herein, "Foreign Entity" shall mean:

     all Foreign Funds

As used herein, "Foreign Funds" shall mean:

     PowerShares Mauritius

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

                                                                 R14.0-02 (7/99)

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND

Had the following investment companies not been named as insured under a joint insured bond, pursuant to section 17g-1(g)(1)(B)(iii), each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. PowerShares India Exchange Traded Fund Trust              $  525,000.00
2. PowerShares Actively Managed Exchange Traded Fund Trust   $  250,000.00
3. PowerShares Exchange Traded Fund Trust I                  $2,500,000.00
4. PowerShares Exchange Traded Fund Trust II                 $2,500,000.00


/s/ Bruce Duncan                        June 1, 2009
-------------------------------------   June 1, 2009
Bruce Duncan

                                  FIDELITY BOND
                         INSURANCE ALLOCATION AGREEMENT

     THIS INSURANCE ALLOCATION AGREEMENT (the "Agreement") is made as of May 1, 2009, by and among PowerShares Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares Exchange-Traded Fund Trust II, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, PowerShares India Exchange-Traded Fund Trust, a Massachusetts business trust, for itself and on behalf of each series thereof now or hereafter existing, and PowerShares Actively Managed Exchange-Traded Fund Trust, a Delaware statutory trust, for itself and on behalf of each series thereof now or hereafter existing (individually referred to herein as a "Trust," and collectively as the "Trusts" and each series of the Trusts identified from time to time on Schedule A and being referred to herein as a "Series") (the Trusts sometimes individually hereinafter referred to as a "Party" or collectively as "Parties").

     WHEREAS, the Trusts have been named as insureds ("Insureds") under a joint fidelity bond (the "Bond") approved by each Trust's Board of Trustees (the "Board");

     WHEREAS, the Bond is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

     WHEREAS, the Parties, in accordance with the requirements of Rule 17g-1(f), desire to establish (i) the criteria by which the premiums for the Bond shall be allocated among the Parties and (ii) the criteria by which the amounts payable under the Bond shall be allocated among the Parties covered under same.

     NOW, THEREFORE, it is agreed as follows:

     1. Each Series of a Trust shall pay a percentage of the premium for the Bond, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, which amounts are set forth on Schedule B to this Agreement. From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust or Series, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.

     2. If the insurer issuing the Bond (the "Insurer") is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company not listed as a signatory to this Agreement or any Series of a Trust not identified on Schedule A of this Agreement, the Trusts agree (a) that such addition may be made provided that the non-interested directors or trustees of the Trusts covered by the Bond shall approve such addition and (b) that such additional entity may become a party to this Agreement and be included within the terms "Trust" or "Party" provided that in each case such entity shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

     3. In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as between the claimants, the priority of satisfaction of the claims under the Bond:

          (a) First, all claims of each Trust which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust under Rule 17g-1(d); and

          (b) Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.

     4. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Bond as specified therein. Any Party may withdraw from this Agreement and the Bond upon sixty (60) days' written notice to the other Parties and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act. The withdrawing Party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.

     5. The obligations of the Trusts which are organized as Massachusetts business trusts, or any other investment company organized as a Massachusetts business trust which may be added pursuant to Section 2 under this Agreement, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the respective trust estate of each.

     6. This Agreement shall supersede all prior agreements entered into between or among any of the Trusts with respect to the same matters.

     7. Notwithstanding the foregoing, claims made under the Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

     IN WITNESS WHEREOF the Trusts have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

                                        POWERSHARES EXCHANGE-TRADED FUND TRUST


                                        By: /s/ H. Bruce Bond
                                            ------------------------------


                                        POWERSHARES EXCHANGE-TRADED FUND
                                        TRUST II


                                        By: /s/ H. Bruce Bond
                                            ------------------------------


                                        POWERSHARES INDIA EXCHANGE-TRADED
                                        FUND TRUST


                                        By: /s/ H. Bruce Bond
                                            ------------------------------


                                        POWERSHARES ACTIVELY MANAGED
                                        EXCHANGE-TRADED FUND TRUST


                                        By: /s/ H. Bruce Bond
                                            ------------------------------

                                   SCHEDULE A

                                     SERIES

POWERSHARES EXCHANGE-TRADED FUND TRUST

     1.   PowerShares Dynamic Market Portfolio

     2.   PowerShares Dynamic Small Cap Growth Portfolio

     3.   PowerShares Dynamic Small Cap Value Portfolio

     4.   PowerShares Dynamic Biotechnology & Genome Portfolio

     5.   PowerShares Dynamic Food & Beverage Portfolio

     6.   PowerShares Dynamic Leisure and Entertainment Portfolio

     7.   PowerShares Dynamic Media Portfolio

     8.   PowerShares Dynamic Networking Portfolio

     9.   PowerShares Dynamic Pharmaceuticals Portfolio

     10.  PowerShares Dynamic Semiconductors Portfolio

     11.  PowerShares Dynamic Software Portfolio

     12.  PowerShares Dynamic OTC Portfolio

     13.  PowerShares Zacks Micro Cap Portfolio

     14.  PowerShares International Dividend Achievers Portfolio

     15.  PowerShares Dividend Achievers Portfolio

     16.  PowerShares High Growth Rate Dividend Achievers Portfolio

     17.  PowerShares Aerospace & Defense Portfolio

     18.  PowerShares Dynamic Building & Construction Portfolio

     19.  PowerShares Dynamic Energy Exploration & Production Portfolio

     20.  PowerShares Dynamic Insurance Portfolio

     21.  PowerShares Dynamic Oil & Gas Services Portfolio

     22.  PowerShares Dynamic Retail Portfolio

     23.  PowerShares High Yield Equity Dividend Achievers Portfolio

     24.  PowerShares Dynamic Utilities Portfolio

     25.  PowerShares Lux Nanotech Portfolio

     26.  PowerShares Water Resources Portfolio

     27.  PowerShares Value Line Timeliness Select Portfolio

     28.  PowerShares Dynamic Hardware & Consumer Electronics Portfolio

     29.  PowerShares Dynamic Telecommunications & Wireless Portfolio

     30.  PowerShares Golden Dragon Halter USX China Portfolio

     31.  PowerShares WilderHill Clean Energy Portfolio

     32.  PowerShares Dynamic Large Cap Growth Portfolio

     33.  PowerShares Dynamic Large Cap Value Portfolio

     34.  PowerShares Dynamic Mid Cap Growth Portfolio

     35.  PowerShares Dynamic Mid Cap Value Portfolio

     36.  PowerShares Zacks Small Cap Portfolio

     37.  PowerShares FTSE RAFI US 1000 Portfolio

     38.  PowerShares Dynamic Energy Sector Portfolio

     39.  PowerShares Dynamic Financial Sector Portfolio

     40.  PowerShares Dynamic Healthcare Sector Portfolio

     41.  PowerShares Dynamic Healthcare Services Portfolio

     42.  PowerShares Dynamic Industrials Sector Portfolio

     43.  PowerShares Dynamic Large Cap Portfolio

     44.  PowerShares Dynamic MagniQuant Portfolio

     45.  PowerShares Dynamic Mid Cap Portfolio

     46.  PowerShares Dynamic Small Cap Portfolio

     47.  PowerShares Dynamic Technology Sector Portfolio

     48.  PowerShares Buyback Achievers Portfolio

     49.  PowerShares FTSE RAFI Basic Materials Sector Portfolio

     50.  PowerShares FTSE RAFI Consumer Goods Sector Portfolio

     51.  PowerShares FTSE RAFI Consumer Services Sector Portfolio

     52.  PowerShares FTSE RAFI Energy Sector Portfolio

     53.  PowerShares FTSE RAFI Financials Sector Portfolio

     54.  PowerShares FTSE RAFI Health Care Sector Portfolio

     55.  PowerShares FTSE RAFI Industrials Sector Portfolio

     56.  PowerShares FTSE RAFI Telecommunications & Technology Sector Portfolio

     57.  PowerShares FTSE RAFI US 1500 Small-Mid Portfolio

     58.  PowerShares FTSE RAFI Utilities Sector Portfolio

     59.  PowerShares Cleantech Portfolio

     60.  PowerShares Dynamic Aggressive Growth Portfolio

     61.  PowerShares Dynamic Banking Portfolio

     62.  PowerShares Dynamic Basic Materials Sector Portfolio

     63.  PowerShares Dynamic Consumer Discretionary Sector Portfolio

     64.  PowerShares Dynamic Consumer Staples Sector Portfolio

     65.  PowerShares Dynamic Deep Value Portfolio

     66.  PowerShares Financial Preferred Portfolio

     67.  PowerShares Listed Private Equity Portfolio

     68.  PowerShares DWA Technical Leaders Portfolio

     69.  PowerShares Value Line Industry Rotation Portfolio

     70.  PowerShares WilderHill Progressive Energy Portfolio

     71.  PowerShares S&P 500 BuyWrite Portfolio

     72.  PowerShares FTSE NASDAQ Small Cap Portfolio

     73.  PowerShares NASDAQ Internet Portfolio

     74.  PowerShares NXQ Portfolio

     75.  PowerShares DJIA BuyWrite Portfolio

     76.  PowerShares NASDAQ-100 BuyWrite Portfolio

     77.  PowerShares Dynamic Dividend Portfolio

     78.  PowerShares Security Portfolio

     79.  PowerShares S&P US Stars Portfolio

     80.  PowerShares Evangelical 150 Portfolio

     81.  PowerShares Catholic 150 Portfolio

     82.  PowerShares NASDAQ Transportation Portfolio

     83.  PowerShares NASDAQ Financial-100 Portfolio

POWERSHARES EXCHANGE-TRADED FUND TRUST II

     84.  PowerShares Dynamic Asia Pacific Portfolio

     85.  PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

     86.  PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

     87.  PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

     88.  PowerShares FTSE RAFI Emerging Markets Portfolio

     89.  PowerShares FTSE RAFI Europe Portfolio

     90.  PowerShares FTSE RAFI Europe Small-Mid Portfolio

     91.  PowerShares FTSE RAFI Japan Portfolio

     92.  PowerShares International Listed Private Equity Portfolio

     93.  PowerShares Global Water Portfolio

     94.  PowerShares Global Clean Energy Portfolio

     95.  PowerShares Dynamic Developed International Opportunities Portfolio

     96.  PowerShares Dynamic Europe Portfolio

     97.  PowerShares FTSE RAFI International Real Estate Portfolio

     98.  PowerShares 1-30 Laddered Treasury Portfolio

     99.  PowerShares Emerging Markets Sovereign Debt Portfolio

     100. PowerShares High Yield Corporate Bond Portfolio

     101. PowerShares Insured National Municipal Bond Portfolio

     102. PowerShares Insured New York Municipal Bond Portfolio

     103. PowerShares Insured California Municipal Bond Portfolio

     104. PowerShares VRDO Tax-Free Weekly Portfolio

     105. PowerShares DWA Developed Markets Technical Leaders

     106. PowerShares DWA Emerging Markets Technical Leaders

     107. PowerShares Autonomic Balanced NFA Global Asset Portfolio

     108. PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio

     109. PowerShares Autonomic Growth NFA Global Asset Portfolio

     110. PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

     111. PowerShares Global Nuclear Energy Portfolio

     112. PowerShares Preferred Portfolio

     113. PowerShares FTSE RAFI Latin America Portfolio

     114. PowerShares FTSE RAFI Australia Portfolio

     115. PowerShares FTSE RAFI Brazil Portfolio

     116. PowerShares FTSE RAFI Canada Portfolio

     117. PowerShares FTSE RAFI China Portfolio

     118. PowerShares FTSE RAFI France Portfolio

     119. PowerShares FTSE RAFI Germany Portfolio

     120. PowerShares FTSE RAFI Hong Kong Portfolio

     121. PowerShares FTSE RAFI Mexico Portfolio

     122. PowerShares FTSE RAFI South Africa Portfolio

     123. PowerShares FTSE RAFI South Korea Portfolio

     124. PowerShares FTSE RAFI Taiwan Portfolio

     125. PowerShares FTSE RAFI United Kingdom Portfolio

     126. PowerShares Dynamic Emerging Markets Portfolio

     127. PowerShares Developed International Growth Portfolio

     128. PowerShares Developed International Value Portfolio

     129. PowerShares Dynamic Japan Portfolio

     130. PowerShares Dynamic Australia Portfolio

     131. PowerShares Dynamic Canada Portfolio

     132. PowerShares Dynamic France Portfolio

     133. PowerShares Dynamic Germany Portfolio

     134. PowerShares Dynamic UK Portfolio

     135. PowerShares Ireland Portfolio

     136. PowerShares S&P European Stars Portfolio

     137. PowerShares Investment Grade Corporate Bond Portfolio

     138. PowerShares Aggregate Bond Portfolio

     139. PowerShares 1-20 Laddered Treasury Portfolio

     140. PowerShares 1-10 Laddered Treasury Portfolio

     141. PowerShares 1-5 Laddered Treasury Portfolio

     142. PowerShares National Municipal Bond Portfolio

     143. PowerShares Developed Markets Infrastructure Portfolio

     144. PowerShares Emerging Markets Infrastructure Portfolio

     145. PowerShares Space and Satellite Portfolio

     146. PowerShares DJ Global Exchanges Portfolio

     147. PowerShares Asia-Pacific Water Portfolio

     148. PowerShares MENA Frontier Countries Portfolio

     149. PowerShares Global Agriculture Portfolio

     150. PowerShares Global Biotech Portfolio

     151. PowerShares Global Coal Portfolio

     152. PowerShares Global Gold and Precious Metals Portfolio

     153. PowerShares Global Steel Portfolio

     154. PowerShares Global Progressive Transportation Portfolio

     155. PowerShares Global Wind Energy Portfolio

     156. PowerShares DWA Relative Strength Portfolio

     157. PowerShares FTSE RAFI QQQF Portfolio

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST

     158. PowerShares India Portfolio (including PowerShares Mauritius)

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

     159. PowerShares Active AlphaQ Fund

     160. PowerShares Active Alpha Multi-Cap Fund

     161. PowerShares Active Mega Cap Fund

     162. PowerShares Active Low Duration Fund

     163. PowerShares Active U.S. Real Estate Fund

     164. PowerShares Prime Non-Agency RMBS Opportunity Fund

     165. PowerShares Alt-A Non-Agency RMBS Opportunity Fund

     166. PowerShares Active Dorsey Write Sector Rotation Fund

     167. PowerShares Active Premia Plus Fund

                                   SCHEDULE B

                                     SERIES

     The premium of the Bond shall be allocated 25% to each Trust, one-half per capita and one-half pro rata by assets to each Series of a Trust then existing as of May 1, 2009.

     RESOLVED, that giving due consideration to the value of the aggregate assets of the PowerShares Exchange-Traded Fund Trust ("Trust I"), PowerShares Exchange-Traded Fund Trust II ("Trust II"), PowerShares India Exchange-Traded Fund Trust (the "India Trust") and PowerShares Actively Managed Exchange-Traded Fund Trust (the "Active Trust") (each, a "Trust" and collectively, the "Trusts"), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trusts' portfolios, the nature and method of conducting the Trusts' operations, and the accounting procedures and controls of the Trusts, the coverage against larceny and embezzlement provided under a fidelity bond (the "Bond") issued by ICI Mutual Insurance Company in the amount of $10 million is deemed by the Board of Trustees of the Trusts, including a majority of the Trustees who are not "interested persons" of each Trust (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act")), to be adequate as to amount, type and form and in the best interests of the Trusts, and therefore, the appropriate officers of the Trusts be, and they hereby are, and each hereby is, authorized to cause the Trusts to obtain the Bond on behalf of the Trusts in the amount designated above; and it is further

     RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g); and it is further

     RESOLVED, that the participation of Trust I, Trust II, the India Trust and the Active Trust together in the purchase and maintenance of the Bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment of that portion of the premium for such coverage as is allocated to it according to the methodology approved at this Meeting be, and hereby is, approved; and it is further

     RESOLVED, that the officers of Trust I, Trust II, the India Trust and the Active Trust are authorized and directed to enter into a joint allocation agreement concerning the Bond, such agreement being in substantially the form presented at this Meeting; and it is further

     RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1.

                    PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID

The premiums for the PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust, and the PowerShares Actively Managed Exchange-Traded Fund Trust have been paid for the period May 1, 2009 through May 1, 2010.


By: /s/ Harold Bruce Bond
    ---------------------------------
    Harold Bruce Bond
    June 1, 2009